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                                 Filed by Fifth Third Bancorp
                                 Pursuant to Rule 425 under the
                                 Securities Act of 1933
                                 Subject Company: Old Kent Financial Corporation Exchange Act File Number 000-14591

[FIFTH THIRD LOGO]
                                                                   News Release

CONTACT: FIFTH THIRD                                 FOR IMMEDIATE RELEASE
         NEAL E. ARNOLD (ANALYSTS)                   NOVEMBER 20, 2000
         (513) 579-4356
         ROBERTA R. JENNINGS (MEDIA)
         (513) 579-4153

         OLD KENT
         ALBERT T. POTAS (ANALYSTS)
         (616) 771-1931
         LARRY S. MAGNESEN (MEDIA)
         (616) 771-5278


FIFTH THIRD & OLD KENT TO MERGE

o EXPANDS FIFTH THIRD'S PRESENCE TO 3RD IN MICHIGAN AND 5TH IN CHICAGO

o IMMEDIATELY ACCRETIVE TO EPS, BEFORE COST SAVINGS AND REVENUE ENHANCEMENT OPPORTUNITIES

o MAINTAINS HISTORICALLY SUPERIOR FIFTH THIRD OPERATING RATIOS,
  BALANCE SHEET STRENGTH

o PROVIDES SUBSTANTIAL REVENUE EXPANSION POTENTIAL WITH OLD KENT'S ONE MILLION CUSTOMERS

o LOW-RISK INTEGRATION

         FIFTH THIRD BANCORP (NASDAQ: FITB) and OLD KENT (NYSE: OK) announced today the signing of a definitive agreement in which Fifth Third will merge with Old Kent, headquartered in Grand Rapids, Michigan. Old Kent is a financial holding company with a 41-year history of consecutive annual increases in earnings per share and dividends. With assets of $22.5 billion, it operates over 300 banking offices in Michigan, Illinois and Indiana, as well as Old Kent Mortgage Company.

         Fifth Third continues its profitable growth in the Midwest. The combined company will have $69.1 billion in assets, $43.8 billion in deposits and over 980 banking locations, primarily in Ohio, Kentucky, Indiana, Michigan and Illinois. Fifth Third will be the second largest banking franchise, based on deposits, in these attractive Midwestern states.

         Fifth Third President & CEO George A. Schaefer, Jr. states, "We strongly believe that we have seized a unique opportunity to merge with one of the strongest, highest quality franchises in the Midwest. David Wagner and his management team have built a strong franchise that we've long admired, and one with which we are confident we can grow revenues in historical Fifth Third fashion."

         Schaefer continues, "Old Kent's financial strength, stable credit quality and concentration in attractive Midwestern cities provides the best platform for us to proceed with our Michigan and Chicago expansion strategies. Having successfully completed the integration of CNB Bancshares earlier this year, in August we announced our intent to acquire Ottawa Financial Corporation in Holland, Michigan. The Old Kent and Ottawa transactions are consistent with our steady growth pattern and position us for continued growth and service to Chicago and Michigan-area customers."

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         Fifth Third will exchange, on a tax-free basis, 0.74 shares of its common stock for each share of Old Kent common stock. Based on Fifth Third's November 17, 2000 closing price of $48.06, the transaction is valued at approximately $4.9 billion. The transaction is expected to be approximately 11 percent accretive to Fifth Third's 2001 earnings per share (based on IBES estimates). In addition, the transaction will significantly exceed Fifth Third's internal rate of return goals. Management of the combined company expects to achieve cost savings of 20 percent of Old Kent's total operating expenses, with these savings being phased in 25 percent in 2001, 75 percent in 2002 and 100 percent by 2003. Fifth Third expects to incur merger-related charges of approximately $235 million, after tax. The transaction is expected to be completed in the second quarter of 2001 and accounted for as a pooling of interests.

         Old Kent Chairman, President & CEO David Wagner remarked, "We are extremely excited about this opportunity to team up with Fifth Third for a number of reasons. In Fifth Third, with its outstanding performance record, we have found a partner with whom we can continue to deliver upon our commitment to create long-term shareholder value. A great deal of time and money has been spent to build the franchise we have today, and this merger provides us with the opportunity to continue to build upon the success of the past."

         "Merging with Fifth Third gives us the competitive edge we need to continue to serve the financial needs of both individuals and businesses. Their size, stability and overall market presence will enhance the types of products we offer and significantly expand our presence throughout our primary five state operating region. Old Kent and Fifth Third are two of the most consistently profitable and growing banks in the Midwest, and we're excited to create such a strong banking franchise in the attractive growth markets of Michigan and Illinois."

         Wagner continued, "In addition, we believe that Fifth Third's operating philosophy will benefit our employees, our customers and the communities in which we operate. Employees and customers alike will be well served by Fifth Third's long-standing practice of operating with local decision-makers, local employees and a local Board of Directors."

         "Both Old Kent and Fifth Third firmly believe that building stronger communities builds stronger banks. We have a long history of community development in our markets, and so does Fifth Third. BLITZ, Fifth Third's community development program, is funding $9 billion in Building, Lending, Investments and Technology Zones initiatives throughout our seven-state region, and we are committed to furthering this aggressive pledge."

         Continuing its commitment to growth through strong decentralized management, Fifth Third will establish Fifth Third Bank, Michigan with three main banks in Grand Rapids, Detroit and Traverse City. David J. Wagner will serve as Chairman & CEO of Fifth Third Bank, Michigan and remain in Grand Rapids. He will become one of three new directors added to Fifth Third Bancorp's Board of Directors as a result of this transaction. Kevin T. Kabat of Old Kent will be President, Fifth Third Bank in Grand Rapids; Bradlee F. Stamper, currently Fifth Third President & CEO in Northern Indiana, will lead Fifth Third Bank, Chicago; and Robert H. Warrington will serve as President of the Fifth Third Mortgage Company.


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         Following the merger, Fifth Third will continue to be one of the nation's most solid, highest performing financial institutions, with a diversified source of income. On a pro forma basis, net income sources will consist of: retail/community banking, 44 percent; corporate banking, 29 percent; investment/insurance, 9 percent; data processing, 7 percent; and mortgage banking, 5 percent. On a pro forma basis for the twelve months ended September 30, 2000, including the effect of anticipated cost savings, the combined company had return on assets of 1.93 percent; return on average equity of 21.8 percent; and an efficiency ratio of 42.9 percent.

         Due diligence on the transaction has been completed by both parties and completion of the transaction is subject to normal regulatory approvals and approval of Fifth Third and Old Kent shareholders. Old Kent has granted Fifth Third an option to purchase 19.9 percent of its common shares under certain circumstances.

         Fifth Third was advised in this transaction by the investment bank of Salomon Smith Barney Inc. and the law firm of Cleary, Gottlieb, Steen & Hamilton. Old Kent was advised by the investment bank of Merrill Lynch and the law firm of Wachtell, Lipton, Rosen & Katz.

         Fifth Third and Old Kent will host a conference call to discuss this transaction at 9:30 a.m. (Eastern Standard Time) on November 20, 2000. Investors, analysts and other interested parties may dial into the conference call at 800-593-7038 for domestic access and 847-619-6820 for international access. In addition, a slide presentation containing information related to the transaction is available on Fifth Third's website, at http://www.53.com/investor/. A replay of the conference call will be available until November 30, 2000, by dialing 888-843-8954 (passcode: 3163633) for domestic access and 847-619-6820 (passcode: 6306523043) for international access.

         Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. The company has $44 billion in assets, operates 14 affiliates with 640 full-service Banking Centers, including 117 Bank Mart(R) locations open seven days a week inside select grocery stores and 1,400 Jeanie(R) ATMs in Ohio, Kentucky, Indiana, Florida, Arizona, Michigan and Illinois. A leader in e-commerce, Fifth Third was named #1 e-business innovator by PC Week. The financial strength of Fifth Third's affiliate banks continues to be recognized by rating agencies with deposit ratings of AA- and Aa2 from Standard & Poor's and Moody's, respectively. Additionally, Fifth Third Bancorp continues to maintain the highest short-term ratings available at A-1+ and Prime-1, and was recently recognized by Moody's with one of the highest senior debt ratings for any U.S. bank holding company. Fifth Third operates four main businesses: Retail, Commercial, Investment Advisors and Midwest Payment Systems, the Bank's data processing subsidiary. Investor information and press releases can be viewed at http://www.53.com; press releases are also available by fax at no charge by calling 800-758-5804, identification number 281775. The company's common stock is traded in the over-the-counter market through the NASDAQ National Market System under the symbol "FITB."

                                    * * * * *

         This document contains or may contain forward-looking statements about Fifth Third Bancorp, Old Kent and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business


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 of Fifth Third Bancorp, Old Kent and the combined company including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third Bancorp and Old Kent do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the businesses in which Fifth Third Bancorp and Old Kent are engaged; and (6) changes in the securities markets. Further information on other factors which could affect the financial results of Fifth Third Bancorp after the merger are included in Fifth Third Bancorp's and Old Kent's filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov and/or from Fifth Third Bancorp or Old Kent.

         Investors and security holders are advised to read the proxy statement/prospectus regarding the transactions referenced in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Commission by Fifth Third Bancorp and Old Kent. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third Bancorp and Old Kent at the Commission's website at http://www.sec.gov and/or from Fifth Third Bancorp or Old Kent.

         Old Kent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Old Kent with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Old Kent's proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 25, 2000. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Old Kent.

         Fifth Third Bancorp and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Fifth Third Bancorp with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Fifth Third Bancorp's proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 9, 2000. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Fifth Third Bancorp.



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